UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission file number 1-14706

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(State or Other Jurisdiction of

Incorporation or Organization)

Walker House, Mary Street

P.O. Box 908GT

George Town, Grand Cayman

(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Announces Pricing of Ordinary Shares in Primary/Secondary Offering

CORAL GABLES, Fla. – Nov. 7, 2007 – Fresh Del Monte Produce Inc. (NYSE: FDP), announced yesterday the pricing of the public offering of 10,000,000 ordinary shares (resized from an initially offered 12,000,000 ordinary shares). The offering price was set at the ordinary share’s closing price on the New York Stock Exchange yesterday, $28.97 per share. The offering is expected to close on November 13, 2007.

The offering includes 4,000,000 ordinary shares being sold by Fresh Del Monte and 6,000,000 ordinary shares being sold by IAT Group Inc., our principal shareholder. Fresh Del Monte and IAT Group have also granted the underwriters an option to purchase up to a combined 1,500,000 additional ordinary shares solely to cover over-allotments, if any.

Fresh Del Monte currently intends to use the net proceeds from the offering for the repayment of indebtedness outstanding under its credit facility. Fresh Del Monte will not receive any proceeds from the sale of ordinary shares by IAT Group.

Morgan Stanley & Co. Incorporated is the sole book-running manager for the offering, with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray and Wachovia Capital Markets, LLC acting as co-managers.

The offering is being made only by means of a prospectus supplement and accompanying prospectus, copies of which are available for review at www.sec.gov. Alternatively, those documents may be obtained by contacting: Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649 or via e-mail at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be a sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Fresh Del Monte Produce

Fresh Del Monte is a vertically integrated producer, marketer and distributor of fresh and fresh-cut fruit and vegetables, as well as a producer and distributor of prepared fruits and vegetables, juices, beverages, snacks and desserts. Fresh Del Monte, based in the Cayman Islands, markets its products worldwide under the Del Monte ® brand.

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Forward-Looking and Cautionary Statements

This press release contains forward-looking statements about Fresh Del Monte’s intention to complete the offering of ordinary shares described above and apply the offering proceeds as described. These forward-looking statements can be identified by the use of words such as “expects,” “plans,” “estimates,” “projects,” “intends,” “believes,” “guidance,” and similar expressions. Do not unduly rely on forward-looking statements. They give Fresh Del Monte’s expectation about the future and are not guarantees. Actual results might differ significantly from our forecasts and expectations due to factors included and described in the “Risk Factors” sections of the prospectus supplement related to the offering and the documents that it incorporates by reference. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

Contact:	Christine Cannella Assistant Vice President – Investor Relations 305-520-8433

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: November 8, 2007	By:	/s/ Bruce A. Jordan
Bruce Jordan Senior Vice President, General Counsel & Secretary

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